PLYMOUTH ROCK TECHNOLOGIES HONORED WITH GOLD
AND SILVER AWARDS IN 2020 BY AMERICAN BUSINESS
AWARDS AND AMERICAN ADVERTISING FEDERATION

Plymouth, Massachusetts - May 28, 2020 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", or the "Company") a leader in the development of cutting edge threat detection technologies, is pleased to announce that Plymouth Rock Technologies has received two prestigious awards for its corporate video, which premiered to investors and global audiences in 2019.

The corporate video project was awarded a Gold Stevie Award from The 18th Annual American Business Awards® under the category of PR: Technology; and a Silver ADDY Award from The American Advertising Federation.

Link to Corporate Video - https://www.plyrotech.com/investors/#corporate-video

"This was an exciting project to take on because the company has such a great story to tell and technologies that are truly cutting edge," commented 5-time Emmy Award winning producer Shon Tomlin. "Add to that, PRT is led by a passionate team with blockbuster innovations in defense and security. These are perfect ingredients for a company you want to root for, and a video you watch start to finish," stated Mr. Tomlin."

"Congratulations to Shon and the entire team that assisted in making the PRT corporate video a huge success. We were very lucky to work with such a professional group and look forward to doing more promotional videos with Equanimity Media in the near future," added Dana Wheeler, President & CEO of PRT.

The American Business Awards are the U.S.A.'s premier business awards program. The American Advertising Awards is the advertising industry's largest and most representative competition, attracting nearly 35,000 entries every year.

Directed and produced by Shon Tomlin of Equanimity Media, the video presented the company's latest innovations and CEO Dana Wheeler's personal mission to prevent an event like the 2013 Boston Marathon bombings - a tragedy that hit too close to home for the Boston native.

About Plymouth Rock Technologies Inc.

We are on a mission to bring engineering-driven answers to the most critical problems that threaten our safety. We work with government, law enforcement and military to innovate solutions for national security, defense and space systems. The Company is developing the next generation of threat detection solutions, The PRT X1 is a purpose built multirotor Unmanned Aircraft System (UAS). The unit contains an integrated sensor package that combines Thermal detection with 4K HD real-time air-to-ground streaming. Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater "stand-off" distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, none intrusive screening of crowds in real time.

Plymouth Rock's other core technologies include: (1) A Millimeter Remote Imaging from Airborne Drone ("MIRIAD"); (2) A compact microwave radar system for scanning shoe's ("Shoe-Scanner").

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-603-300-7933

info@plyrotech.com

Investor Information:
Tasso Baras
+1-778-477-6990

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward-looking information reflects management's current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "predicts", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved.  A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.